NpCloud Solutions Inc. Communications

Communications regarding Equity funding

9/26/2022 Facebook Post to an internal group of psychiatric nurse practitioners

9/26/22 Update: EHR Development is going on well. The developers currently working on E-prescribe/EPCS and Lab integrations. They also recently finished adding a Scheduler that is integrated with a Video conferencing system included with the EHR. Dec 2022-Jan 2023 projected live date. Most of you have reached out to me on how to invest, I will be sending more details within the next 2 weeks. We plan on raising more funds via Equity at $1/share. We need more funds to help expedite the development process and make Key hires. Thank you all for your support.

Regarding Investing in Convertible stock↓↓

7/8/2022 Facebook Post to an internal group of psychiatric nurse practitioners

Hello Team! here is an update on what you benefit by Investing in our company as a provider:

Invest $1000-Get 1 year free then $12/Provider after that. Silver Investor Status Designation with an official certificate celebrating you as one of the first investors in NpCloud Solutions.

Invest $2000-Get 2 yrs. free. Then $12 per provider. Gold Investor Status Certificate Signed by our founders Celebrating you as One of the First Investors in NpCloud Solutions.

Invest $5000-Get the first 4 years free, then $12 per provider after that. Hand-written thank you note. Platinum Investor Status Certificate Signed by our founders celebrating you as one of the first investors in Np Cloud Solutions.

Invest $10000-Get the first 8 years free, then $12 per provider after that. Hand-written thank you note. Diamond Investor Status Certificate signed by our founders celebrating you as one of the first investors in NpCloud Solutions.

If you are ready to invest, follow the link below. If you have any questions let me know.

https://wefunder.com/npcloudsolutions

7/13/2022 Facebook Post to an internal group of psychiatric nurse practitioners

Just sending a weekly update. We are in process of integrating E-Prescribe/EPCS and Lab/Imaging network. We are also in process of adding the ability to pull patient medical records from over 220M+ Patients 750K+ Clinicians 120K+Caresites.

We need more funding to help us expedite this process and develop a competitive product. We are short **$43800** to reach our initial goal of $50k. We would love to see more members invest. If you have any questions let me know.

https://wefunder.com/npcloudsolutions

7/1/2022 Facebook Post to an internal group of psychiatric nurse practitioners

Hello Team! The development is progressing on well. We are still in need for more funding. Looking for 50 serious investors who can invest at least $1000 each. Raising an additional $50k will enable us to have a complete product by Dec 2022. We will hold daily meetings next week at 7pm EST to answer any questions or concerns. Happy holiday weekend!

5/31/2022 Facebook Post to an internal group of psychiatric nurse practitioners

Hello Team! We need your support in getting to our funding goals. Our initial goal on Wefunder is $50,000. If we do not meet this initial goal the funding drive is considered a failure and we do not get any funds. Calling on all of you to help us get to this goal.

5/25/2022 Facebook Post to an internal group of psychiatric nurse practitioners

Hello Team! A lot of you have asked me how to invest in the EHR project. You can now do so via the Wefunder platform. We are seeking to raise 500k. We can do this as a team if everyone pitches in. We have already begun production. Let me know if you have any questions.

https://wefunder.com/npcloudsolutions

5/26/2022 Facebook Post to an internal group of psychiatric nurse practitioners

We had a great first day raising funds. Here is the link for those who are ready
https://wefunder.com/npcloudsolutions

If you have any questions let me know.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.